Exhibit 99.45

Adam Wheeler

Mining Consultant, C. Eng, Eur Ing, FIMMM

Cambrose Farm, Redruth, Cornwall, TR16 4HT, England.

CONSENT OF QUALIFIED PERSON

Filed on SEDAR+

To:	Blue Moon Metals Inc. (the “Company”)

And to:	British Columbia Securities Commission
Alberta Securities Commission
Autorité des Marchés Financiers

And to: TSX Venture Exchange

I, Adam Wheeler, consent to the public filing of the technical report titled ” NI 43-101 Technical Report on the Mineral Resources of the Nussir and Ulveryggen Projects, Norway”, with an effective date of June 20, 2025 and dated January 24, 2025, as amended and restated on September 12, 2025 (the “Technical Report”) prepared for the Company, and filed with the securities regulatory authorities referred to above.

I also consent to any extracts from, or a summary of, the Technical Report in the annual information form dated September12, 2025 of the Company (the “AIF”).

I certify that I have read the AIF being filed by the Company and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this 12th day of September, 2025

(signed) “Adam Wheeler”
Adam Wheeler, B.Sc., M.Sc., C. Eng., Eur. Ing., FIMMM